EXHIBIT 99.1
QuarterlyReport to Shareholders

TransCanada Reports 15 Per Cent Increase in First Quarter Comparable Earnings
Funds Generated from Operations Exceed $1.1 Billion

CALGARY, Alberta – May 2, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced comparable earnings for first quarter 2014 of $422 million or $0.60 per share compared to $370 million or $0.52 per share for the same period in 2013, a 15 per cent increase on a per share basis. Funds generated from operations for first quarter 2014 were $1.102 billion, a 20 per cent increase compared to $916 million for the same period in 2013. TransCanada’s Board of Directors also declared a quarterly dividend of $0.48 per common share for the quarter ending June 30, 2014, equivalent to $1.92 per common share on an annualized basis.

"The significant increase in earnings and cash flow reflects the strong performance of our existing assets as well as contributions from recently completed projects including the Keystone Gulf Coast extension,” said Russ Girling, TransCanada’s president and chief executive officer. “An unseasonably cold winter resulted in strong demand for our critical pipeline and power infrastructure assets and underscores their importance and value to the North American economy. As we move forward, we will remain focused on the safe and reliable operation of our assets and the careful execution of our future growth plans which are expected to generate significant shareholder value.”
Today we are advancing $36 billion of commercially secured capital projects, all of which are backed by long-term contracts or cost of service business models. This unprecedented capital program will see a significant expansion of all three of our core businesses. Over the course of 2014, we expect to place approximately $3.6 billion of assets into service, including the recently completed Keystone Gulf Coast extension, the Tamazunchale Pipeline Extension, further expansions of the NGTL System and four additional Ontario Solar facilities. Over the remainder of the decade, subject to required approvals, our blue-chip portfolio of contracted energy infrastructure projects is expected to generate significant growth in earnings and cash flow.

Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	First quarter financial results

◦	Net income attributable to common shares of $412 million or $0.58 per share

◦	Comparable earnings of $422 million or $0.60 per share

◦	Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.4 billion

◦	Funds generated from operations of $1.1 billion

•	Declared a quarterly dividend of $0.48 per common share for the quarter ending June 30, 2014

•	Placed the US$2.6 billion Keystone Gulf Coast extension into service on January 22, 2014

•	Secured 2.0 billion cubic feet a day (Bcf/d) of long-term contracts on the ANR Pipeline

•	Filed a Project Description with the National Energy Board (NEB) for the $12 billion Energy East Project

•	Coastal GasLink and Prince Rupert Gas Transmission both submitted applications for an Environmental Assessment Certificate and applications with the British Columbia (B.C.) Oil and Gas Commission

Comparable earnings for first quarter 2014 were $422 million or $0.60 per share compared to $370 million or $0.52 per share for the same period in 2013. Higher earnings from the NGTL System, Keystone, Bruce Power, U.S. Power, and Natural Gas Storage all contributed to the increased results.

Net income attributable to common shares for first quarter 2014 was $412 million or $0.58 per share compared to $446 million or $0.63 per share in first quarter 2013. The first quarter 2013 results included $84 million of net income related to the 2012 impact of the NEB decision on the Canadian Mainline. This amount was excluded from comparable earnings.

Notable recent developments in Liquids Pipelines, Natural Gas Pipelines, Energy and Corporate include:

Liquids Pipelines:

•
Keystone Pipeline System: We finished constructing the 780 kilometre (km) (485 mile) Gulf Coast extension of the Keystone Pipeline System, from Cushing, Oklahoma to the U.S. Gulf Coast. Crude oil transportation service on the pipeline began January 22, 2014 and we expect an average capacity of 520,000 barrels per day during its first year of operation.

•
Keystone XL: On January 31, 2014, the Department of State (DOS) released its Final Supplemental Environmental Impact Statement (FSEIS) for the Keystone XL project. The results included in the report were consistent with previous environmental reviews of Keystone XL. The FSEIS concluded Keystone XL is “unlikely to significantly impact the rate of extraction in the oil sands” and that all other alternatives to Keystone XL are less efficient methods of transporting crude oil, and would result in significantly more greenhouse gas emissions, oil spills and risks to public safety. The report initiated the National Interest Determination period that was to last up to 90 days which involves consultation with other governmental agencies and provides an opportunity for public comment. The 30 day public comment period has concluded. On April 18, 2014, the DOS announced the 90 day National Interest Determination period has been extended indefinitely. The DOS has said only that the permit process will conclude once factors that have a significant impact on determining national interest of the proposed project have been evaluated.

In February 2014, a Nebraska district court ruled that the state Public Service Commission, rather than Governor Heineman, has the authority to approve an alternative route through Nebraska for the Keystone XL project. We disagree with the decision of the Nebraska district court and are continuing to analyze the judgment and decide what next steps may be taken. Nebraska’s Attorney General has filed an appeal and the Nebraska Supreme Court is expected to hear the appeal in third quarter 2014.

As of March 31, 2014, we have invested US$2.3 billion in the Keystone XL project.

•
Energy East Pipeline: On March 4, 2014, we filed the project description with the NEB. This is the first formal step in the regulatory process to receive the necessary approvals to build and operate the pipeline. The project is estimated to cost approximately $12 billion, excluding the transfer value of Canadian Mainline natural gas assets.

Subject to regulatory approvals, the pipeline is anticipated to commence deliveries to Québec in 2018, with service to New Brunswick to follow in late 2018. We continue to participate in Aboriginal and stakeholder engagement and associated field work as part of our initial design and planning. We intend to file the necessary regulatory applications in mid-2014 for approvals to construct and operate the pipeline project and terminal facilities.

•
Heartland Pipeline and TC Terminals: In February 2014, the application for the terminal facility was approved by the Alberta Energy Regulator. The Heartland Pipeline and TC Terminals will include a 200 km (125 mile) crude oil pipeline connecting the Edmonton/Heartland, Alberta market region to facilities in Hardisty, Alberta, and a terminal facility in the Heartland industrial area north of Edmonton, Alberta.

Natural Gas Pipelines:

•
NGTL System: The NEB has approved approximately $400 million of expansion projects that are currently in various stages of development or construction at March 31, 2014. In addition, we have approximately $1.8 billion in other projects that have been applied for but are not yet approved by the NEB, mainly comprised of the $1.7 billion North Montney Project.

On February 5, 2014, we received a Hearing Order for the North Montney Project. The hearing will begin in August 2014. The project includes approximately 300 km (186 miles) of new pipeline on the NGTL System to receive and transport natural gas from the North Montney area of B.C.

•
Canadian Mainline: On March 31, 2014, the NEB responded to the LDC Settlement application we filed on December 20, 2013. The NEB did not approve the application but provided direction that we can continue with the application as a contested tolls application, amend the application or terminate the processing of the application. We will be amending the application with additional information in second quarter 2014. On April 22, 2014, the NEB issued a notice advising that it will hold a public hearing on the amended application and setting the list of issues. A further letter from the NEB setting out the hearing process and schedule is expected in the next few weeks.

•
ANR Pipeline: In March 2014, we announced that we secured approximately 2.0 Bcf/d of firm natural gas transportation commitments on the ANR Pipeline system's Southeast Main Line at maximum rates for an average term of 23 years. Approximately 1.25 Bcf/d will commence in 2014, including volume commitments from the ANR Lebanon Lateral Reversal Project, with the remaining volume commencing in 2015. These contracts will enable growing Utica and Marcellus shale gas supply to move to both northern delivery points and southbound to the U.S. Gulf Coast. Approximately US$100 million of capital investment will be required to bring this additional supply to market. We are also assessing further demand for services which could result in incremental opportunities to enhance and expand the ANR Pipeline system.

•	Tamazunchale Pipeline Extension Project: Construction activity on the US$600 million extension continues. The project is currently expected to be in service at the end of July 2014.

•
Coastal GasLink: We submitted an Environmental Assessment application to the B.C. Environmental Assessment Office (BCEAO) in January 2014 and a public comment period is currently underway. In addition, the B.C. Oil and Gas Commission application was filed on March 24, 2014, together with an addendum to the Environmental Assessment application to capture recent route refinements.

•
Prince Rupert Gas Transmission: We completed two key milestones in April 2014. The Environmental Assessment application was submitted to the BCEAO on April 2, 2014 for a completeness review and the application to the B.C. Oil and Gas Commission was filed on April 4, 2014.

•
Alaska LNG Project: On April 20, 2014, the State of Alaska passed new legislation that will transition from the Alaska Gasline Inducement Act and enable a new commercial arrangement to be established with us, the three major Alaska North Slope producers, and the Alaska Gasline Development Corp. It was also agreed that an LNG export project, rather than a pipeline to Alberta, is currently the best opportunity to commercialize Alaska North Slope gas resources in current market conditions. It is anticipated that two years of pre-front end engineering will be completed before further decisions to commercialize the project will be made.

Energy:

•
Ontario Solar: We expect the acquisition of four additional facilities to close in fourth quarter 2014, with the acquisition of the ninth and final facility now expected to close in mid-2015, subject to satisfactory completion of the related construction activities, regulatory approvals, and purchase agreement conditions for each facility. All power produced by the solar facilities is sold under 20-year power purchase arrangements with the Ontario Power Authority.

•
Cancarb: In January 2014, we reached an agreement to sell Cancarb and its related power generation business for proceeds of $190 million, subject to closing adjustments. The sale closed on April 15, 2014 and we expect to realize an after-tax gain of approximately $95 million in our second quarter 2014 results.

•
Natural Gas Storage: Effective April 30, 2014, we terminated a 38 billion cubic feet, long-term natural gas storage contract in Alberta with Niska Gas Storage. The contract contained provisions allowing for possible early termination. In consideration for this termination, we expect to record an after-tax charge of approximately $33 million in second quarter 2014. We have re-contracted for new natural gas storage services in Alberta with Niska Gas Storage starting May 1, 2014 for a six year period and a reduced average volume.

Corporate:

•
Our Board of Directors declared a quarterly dividend of $0.48 per share for the quarter ending June 30, 2014 on TransCanada’s outstanding common shares. The quarterly amount is equivalent to $1.92 per common share on an annualized basis.

•
In January 2014, we completed a public offering of 18 million Series 9 Cumulative Redeemable First Preferred Shares at a price of $25 per share, resulting in gross proceeds of $450 million. The initial dividend rate is fixed to October 30, 2019 at $1.0625 per share per annum paid quarterly.

In February 2014, we issued US$1.25 billion of senior notes maturing on March 1, 2034, bearing interest at 4.625 per cent.

The net proceeds of these offerings will be used for general corporate purposes and to reduce short-term indebtedness, which was used to fund a portion of our capital program and for general corporate purposes.

•
In March 2014, we redeemed all four million outstanding TransCanada PipeLines Limited (TCPL) 5.60 per cent Cumulative Redeemable First Preferred Shares Series Y at a price of $50 per share plus $0.2455 of accrued and unpaid dividends. The total face value of the outstanding Series Y Shares was $200 million and they carried an aggregate of $11 million in annualized dividends.

Teleconference – Audio and Slide Presentation:

We will hold a teleconference and webcast on Friday, May 2, 2014 to discuss our first quarter 2014 financial results. Russ Girling, TransCanada president and chief executive officer and Don Marchand, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 1 p.m. (MT) / 3 p.m. (ET).

Analysts, members of the media and other interested parties are invited to participate by calling 800.565.0813 or 416.340.8527 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (ET) on May 9, 2014. Please call 800.408.3053 or 905.694.9451 and enter pass code 1890056.

The unaudited interim Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

Forward Looking Information
This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future plans and financial outlook. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated May 1, 2014 and 2013 Annual Report on our website at www.transcanada.com or filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, EBITDA, funds generated from operations and comparable earnings per share, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. For more information on non-GAAP measures, refer to TransCanada’s Quarterly Report to Shareholders dated May 1, 2014.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522